Exhibit 99.1

Medigus Announces First Quarter 2016 Financial Results

OMER, Israel, May 31, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced financial results for the first quarter ended March 31, 2016.

“In the first quarter of 2016, Medigus continued to execute on its goal of increasing the number of transoral fundoplication procedures conducted with our flagship device, the Medigus Ultrasonic Surgical Endostapler, or MUSE system.  We are pleased with our progress so far this year and are on track to achieve our goal of expanding our commercial footprint in both the U.S. and Europe,” said Chris Rowland, CEO of Medigus.

Recent Highlights:
•	In January, the company received a commercial order from one of Israel’s leading industrial companies for a customized version of its micro ScoutCam™ technology.
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In February, Medigus further progressed on its plan to drive the commercial availability of MUSE™ in China by receiving the initial purchase order from Shanghai Golden Grand-Medical Instruments Ltd. towards purchase of system components for use in an upcoming clinical trial in China.

•	Earlier this year, Medigus announced that more than 200 transoral fundoplication procedures using the MUSE system have been completed since the product’s introduction.
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New clinical data presented last week at Digestive Disease Week (DDW®) concluded that Ultrasound Assisted Endoscopic Full Thickness Fundoplasty (EFTF) with MUSE™ is a safe and promising alternative to surgical fundoplication for treatment of GERD.  The poster presentation, entitled Ultrasonic Assisted Endoscopic Full Thickness Fundoplasty, Single Center Experience in the First 14 U.S. Patients, was presented by Dr. Ali Lankarani, Board member of the Advanced Therapeutic Endoscopy Center (ATEC) at the Borland-Groover Clinic.

Financial Results for the First Quarter Ended March 31, 2016:
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Revenues for the three months ended March 31, 2016, were $262,000, a 274% increase compared to the three months ended March 31, 2015.  The increase was primarily due to development services provided to third party companies.

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Research and development expenses for the three months ended March 31, 2016, were $1.2 million, an increase of 31%, compared to the three months ended March 31, 2015.  The increase was due to the acquisition of materials and services for training and registry activities, and the recruitment of additional human resources.

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Sales and marketing expenses for the three months ended March 31, 2016, were $748,000, an increase of 71% compared to the three months ended March 31, 2015, mainly due to an increase in recruitment costs for additional human resources in the U.S.

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General and administrative expenses for the three months ended March 31, 2016, were $1.1 million compared to $600,000 million in the three months ended March 31, 2015.  The increase was due to an increase in professional expenses in connection with IP litigation, as well as an increase in salary costs attributed to the recruitment of additional human resources.

•	Operating loss for the three months ended March 31, 2016, were $2.9 million compared to $1.9 million in the three months ended March 31, 2015.
•	Medigus had $7.5 million in cash and cash equivalents as of March 31, 2016.
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Net cash used in operating activities was $2.9 million for the three months ended March 31, 2016, compared to net cash generated from operating activities of $300,000 million for the corresponding 2015 period.  The increase was primarily the result of sales of tradeable securities ("financial assets at fair value through profit or loss") of approximately $2.1 million in the first quarter of 2015 compared to no tradeable securities sales in the first quarter of 2016.

For detailed financial statements, please follow the link: http://www.medigus.com/investor-relations/financial-reports.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com